THE CONVERTIBLE NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES AND THE UNDERLYING SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. LENDERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE NOTES AND THE UNDERLYING SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this "***Agreement***") is dated as of [EFFECTIVE DATE], by and between Evolution Spirits, Inc., a Delaware corporation (the "***Company***"), and the persons and entities listed on Schedule A (the "***Lenders***").

WHEREAS, the Company currently desires to borrow up to One Hundred Thousand Dollars ($100,000) from the Lenders pursuant to the convertible promissory notes, set described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1. Certain Definitions. For the purposes of this Agreement and the Notes, the following terms shall be defined as follows:

1.1 "***Change of Control***" shall mean (a) the consummation of a sale, transfer or lease of all or substantially all of the Company's assets, or (b) the consummation of an acquisition of the Company, whether through share purchase, merger or otherwise, by another entity (or person) where the Company's stockholders immediately prior to the transaction do not control a majority of the voting securities of the surviving entity, other than in connection with a bona fide equity financing.

1.2 "***Common Stock***" shall mean the Company's common stock, par value $0.0001 per share.

1.3 "***Designated Lead Lender***" shall mean a purchaser of Notes designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Lender pursuant to the terms and conditions in Section 6.1 through Section 6.4.

1.4 "***Event of Default***" shall mean (a) the commencement by the Company of a proceeding in bankruptcy, (b) the consent by the Company to a proceeding in bankruptcy filed

against it by another party, (c) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors or (d) the dissolution, liquidation, winding up or insolvency of the Company.

1.5 "***Investment Amount***" shall mean the aggregate dollar amount loaned to the Company by each of the Lenders hereunder.

1.6 "***Major Lender***" shall mean a holder of Notes if (i) the principal amount of such Notes is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

1.7 "***Material Adverse Effect***" shall mean a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

1.8 "***Next Equity Financing***" shall mean the transaction or series of related transactions following the Company's sale of convertible notes herein and hereafter in a subsequent round or rounds and prior to the earlier of (A) a Change of Control or (B) the Maturity Date, in which the Company issues and sells shares of equity securities to investors with gross proceeds to the Company of not less than $1,500,000, excluding the cancellation of indebtedness upon conversion of the Notes held by the Lenders or notes in a subsequent or previous round.

1.9 "***Note***" shall mean a convertible promissory note in the form attached hereto.

1.10 "***Pre-Money Shares***" shall mean the number of shares of Common Stock outstanding immediately prior to the closing of an applicable event but excluding for such purposes the exercise and/or conversion of all outstanding securities of the Company exercisable or convertible into shares of the Company's Common Stock.

2. Amount and Terms of the Notes; Closings.

2.1 Promissory Notes.

(a) Prior to or upon execution and delivery of this Agreement, each Lender agrees to remit the Investment Amount set forth next to his, her or its name on Schedule A hereto.

(b) Upon receipt of funds from any Lender by check or wire transfer and execution of this Agreement by the parties and any other required agreements, at any Closing, the Company shall issue and sell to the Lender a Note with a face value equal to one hundred percent (100%) of the Investment Amount set forth opposite such Lender on Schedule A hereto.

2.2 Closings. The initial closing (the "***Initial Closing***") hereunder shall take place remotely via the exchange of documents and signatures at such locations and on such dates and times as the Company and the Lenders purchasing Notes may mutually agree (each closing after the Initial Closing, a "***Subsequent Closing***"). Each Lender participating in any Subsequent Closing shall become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement. The Initial Closing and any Subsequent Closing is referred to herein as a "***Closing***."

2.3 <u>Amendments to Schedule of Lenders</u>.   Schedule A hereto shall be revised by the Company after the consummation of any Subsequent Closing to reflect the addition of any Lender or any change in Investment Amount. Such revised <u>Schedule A</u> shall supersede the existing <u>Schedule A</u> and shall become a part of this Agreement for all purposes.

3. <u>Representations and Warranties of the Company</u>. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders that:

3.1 <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

3.2 <u>Authorization</u>. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to each Closing.

3.3 <u>Valid Issuance</u>. The Notes or Common Stock issued upon conversion thereof when issued, sold, and delivered in accordance with the terms of the Note, will be duly and validly issued, fully paid and non-assessable.

3.4 <u>Litigation</u>. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result in a Material Adverse Effect, other than a claim by a former employee that he is entitled to up to 6% of the equity of the Company; the Company disagrees with the basis for the claim and does not believe such employee performed the services required, or was an employee for sufficient time, as to be entitled to such equity.

4. <u>Representations and Warranties of Lenders</u>. As an inducement to the Company to issue and sell the Note, each Lender represents and warrants (which representations and warranties shall be deemed continuing and shall survive the execution, delivery and performance of this Agreement) as follows:

(a)   The Company has made available to the Lender all documents and information (including financial information) that such Lender has requested relating to an investment in the Company. The Company has afforded such Lender the opportunity to discuss an investment in the Company and to ask questions of representatives of the Company concerning the terms and conditions of the offering, and such representatives have provided answers to all such questions concerning the offering. Such Lender has examined or has had the opportunity to examine before the date hereof all information that he, she or it deems to be material to an understanding of the Company, the proposed business of the Company, and the offering and has consulted with his, her or its financial advisors, accountants, attorneys or such other representatives or consultants as he, she or it deemed appropriate with respect to an understanding of the Company, the proposed business of the Company and the offering. He, she or it is aware that the Company is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, does not file reports, proxy and information statements and other information with the SEC.

(b)   He, she or it is sufficiently experienced in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of his, her or its investment and to make an informed decision relating thereto, or he, she or it has utilized the services of a purchaser representative and together he, she or it and the purchaser representative are sufficiently experienced in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the Lender's investment and to make an informed decision relating thereto. The Lender is in a financial position to hold the Notes and/or the Common Stock for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of the Lender's investment. The Lender has no need for liquidity with respect to his, her or its investment and no present or foreseeable need to dispose of any portion of the Notes and/or the Common Stock to satisfy any existing or contemplated undertaking or indebtedness.

(c)   The decision of the Lender to acquire the Notes has been made by such Lender independent of any other Lenders and independent of any statements, disclosures or judgments as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any Lender or other person or entity. In considering its investment, such Lender has not relied upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, the Company or any officer, employee, agent or affiliate of such person or entity, other than as set forth in this Agreement.

(d)   Its investment is independent of any other investment by such Lender, or its affiliate, in any other affiliate of the Company.

(e)   If the Lender has checked the box next to "Accredited Lender" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Lender" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(f)   The Lender understands that the Notes and Common Stock are not being registered under the Securities Act on the ground that the issuance thereof is exempt from the registration requirements of Section 5 of the Securities Act. The Lender agrees to indemnify and hold harmless the Company, and each of their employees, directors, agents and attorneys, from and against any and all loss, liability, claims, damages and expense (including any expense reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) related to any false representation or warranty or breach of agreement by the Lender contained herein or in any other documents furnished by the Lender to the Company in connection with this transaction.

(g)   All of the Notes (and Common Stock) which he, she or it purchases shall be acquired by him, her or it for investment for his, her or its own account and not with a view to, or in connection with, any distribution thereof within the meaning of the Securities Act.

(h)   With respect to the legal aspects of its investment, the Lender relied solely upon the advice of his, her or its own tax and legal advisors.

(i)   The Lender understands that no state or federal government authority has made any finding or determination relating to the fairness for public investment of the Notes or the underlying securities and that no state or federal governmental authority has recommended or endorsed, or will recommend or endorse, the Notes or the Common Stock.

If the Lender is purchasing any of the Notes purchased hereby in a representative or fiduciary capacity, the representations and warranties in this Agreement shall be deemed to have been made on behalf of the person or persons for whom the Lender is so purchasing.

5. <u>Conditions of the Lenders' Obligations at Closing</u>. The obligations of each Lender to the Company under this Agreement are subject to the fulfillment, on or before each Closing, of each of the following conditions, unless otherwise waived by such Lender:

5.1 <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 3 hereof shall be true, complete and correct, in all material respects, on and as of the date of such Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing, except for representations and warranties made as of a certain date, which shall be true, complete and correct as of such date.

5.2 <u>Transaction Documents</u>. The Company and the Lender shall have executed this Agreement, and any other agreements required in connection herewith by the Company, and the Company shall have delivered the executed Notes to be issued in connection with such Closing to such Lender.

6. <u>Irrevocable Proxy; SPV Reorganization</u>.

6.1 <u>Designation of Designated Lead Lender</u>. If the Lender **is not** a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Lender as the Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Lender determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Lender for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 6.1 are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of the Next Equity Financing, in which case the terms of Section 6.2 will thereafter govern. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Lender is an intended third-party beneficiary of this Section 6.1 and Section 6.3 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

6.2 <u>Designation of CEO</u>. If the Lender **is not** a Major Lender, on and after the date of the Next Equity Financing, the Lender hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) vote all shares of the equity securities issued pursuant to the terms of this instrument as the holders of a majority of the shares of such equity securities vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 6.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding shares of the equity securities issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 6.2 and Section 6.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

6.3 <u>Proxy</u>. If the Lender **is not** a Major Lender:

(a)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Lender or the CEO, in his or her capacity as the Lender's true and lawful proxy and attorney pursuant to Section 6.2 (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Lender otherwise exist against the Proxy. The Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the principal amount of the Notes). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Lender or otherwise. The Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(b)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Lender and is final, binding and conclusive upon the Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

6.4 <u>Special-Purpose Vehicle</u>. The Lender hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any equity securities issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

7. <u>Miscellaneous</u>.

7.1 <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents, made and to be performed entirely within the State of New York.

7.3 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4 <u>Notices</u>. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to such party at the address set forth below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

Evolution Spirits, Inc.
1123 Broadway
New York, New York 10010
Attn: Ian Crystal

7.5 <u>Finder's Fee</u>. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction, except for WeFunder, Inc. Each Lender agrees to indemnify and to hold harmless the Company and every other Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Lender or any of its officers, partners, employees or representatives is responsible.

7.6 <u>Expenses</u>. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.7 <u>Entire Agreement</u>. Except as set forth in Section 2.3, this Agreement and the other documents and agreements delivered herewith constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

7.8 <u>Amendments and Waivers</u>. Except as set forth in Section 2.3, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Designated Lead Lender. Any waiver or amendment effected in accordance with this Section shall be binding upon each holder of any Notes purchased under this Agreement at the time outstanding and each future holder of all such Notes and the Company.

7.9 <u>Specific Performance</u>. It is agreed and understood that monetary damages would not adequately compensate the Company for the breach of Lender's obligations hereunder, and therefore these provisions shall be specifically enforceable, and that breach of the aforementioned Section shall be the proper subject of a temporary or permanent injunction or restraining order. Further, the Lenders waive any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.10 <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.11 <u>Confidentiality</u>. Each Lender agrees that such Lender will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company in connection with its due diligence prior to purchase of the Note, or otherwise pursuant to or in connection with the Note or this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 7.11 by such Lender), or (b) is or has been made known or disclosed to the Lender by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Lender may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any affiliate, partner, member, stockholder, or wholly owned subsidiary of such Lender in the ordinary course of business, provided that such Lender informs such person that such information is confidential and directs such person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided that the Lender promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

[Signature Page Follows]

COMPANY:

Evolution Spirits, Inc., a Delaware Corporation

Founder Signature

Name: _____Ian Crystal_____

Title: _____CEO_____

INVESTOR:

_____

By: _____*Investor Signature*_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SCHEDULE A

Lender	Investment Amount	Date of Note
[INVESTOR NAME]	[AMOUNT]	[EFFECTIVE DATE]

THE CONVERTIBLE NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES AND THE UNDERLYING SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. LENDERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE NOTES AND THE UNDERLYING SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE NOTE

$ [AMOUNT]_________________ [EFFECTIVE DATE]________ New York, NY

FOR VALUE RECEIVED, Evolution Spirits, Inc., a Delaware corporation (the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME]____ (the "***Lender***"), the principal sum of $ [AMOUNT]___________, together with interest thereon. This Note shall bear simple interest at a rate of six percent (6%) per annum payable in cash at the Maturity Date (as defined below) unless converted in accordance with the provisions hereof. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. This Note is issued pursuant to the terms of that certain Convertible Note Purchase Agreement dated as of the date hereof (the "***Agreement***"), and is one of a group of Notes of like tenor. Capitalized terms not elsewhere defined herein shall have the meanings set forth in the Agreement.

1. Payments.

1.1 All payments shall be made in U.S. dollars at the address set forth next to the Lender's name on Schedule A to the Agreement, or at such other place as the Lender may from time to time designate in writing to the Company. All Notes outstanding under the Agreement shall rank equally without preference or priority of any kind with respect to one another, and all payments with respect to any of the Notes that have not been converted shall be applied ratably in proportion to the Investment Amounts represented thereby.

1.2 Subject to the conversion provisions set forth below, the outstanding principal balance and accrued interest on this Note (the "***Note Balance***") shall become immediately due and payable upon the earliest to occur of (a) the second (2nd) anniversary of the date of this Note (the "***Maturity Date***") or (b) an Event of Default.

2. <u>Conversion</u>.

      2.1 Notwithstanding the provisions set forth in Section 1, upon the closing of a Next Equity Financing, the outstanding principal balance and accrued interest shall automatically be converted into that number of shares of Common Stock determined by converting the the Note Balance at a price per share equal to 80% of the amount per share payable in the Next Equity Financing, unless the Company valuation in the Next Equity Financing is over $8 million, in which case the number of shares of Common Stock will be determined by converting the Note Balance at a price per share equal to 80% of the amount per share obtained by dividing (A) $8 million by (B) the Pre-Money Shares, in each case, rounded down to the nearest whole share.

      2.2 Notwithstanding the provisions set forth in Section 1, on the Maturity Date, the outstanding principal balance and accrued interest outstanding shall, at the election of the Company, either be (i) automatically be converted into that number of shares of Common Stock determined by converting the Note Balance at price per share equal to the number obtained by dividing (A) $5 million by (B) the Pre-Money Shares, rounded down to the nearest whole share or (ii) the Note Balance shall be in paid in cash by the Company.

      2.3 If a Change of Control occurs prior to a Next Equity Financing or the Maturity Date, then immediately prior to such Change of Control, the outstanding principal balance and accrued interest outstanding shall automatically be converted into that number of shares of Common Stock determined by converting the Note Balance at price per share equal to 80% of the amount per share obtained by dividing (A) $8 million (or if lower, the acquisition valuation in the Change of Control) by (B) the Pre-Money Shares, rounded down to the nearest whole share.

      2.4 As a condition precedent (which may be waived by Company) to conversion of this Note as provided for in this Section, the Lender or the Designated Lead Lender, as applicable, shall execute and deliver to the Company a stockholders' agreement acceptable to the Company containing customary representations and warranties and providing for, among other things, such Lender to (i) vote or sell its shares of Common Stock in connection with a Change of Control approved by the Company's Board of Directors, (ii) not sell its shares of Common Stock for a period of at least 180 days following any Company IPO, (iii) not sell Common Stock, which would be unregistered, unless complying with all applicable securities law and delivering an opinion in respect thereof, and (iv) offer for sale to the Company and other shareholders any shares of Common Stock proposed to be sold to any third party. The Lender also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Lender agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the conversion for cancellation; *provided, however*, that upon satisfaction of the conditions set forth herein, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The conversion shall be deemed to have been made on such date as is designated by the Company and the person or persons entitled to receive the shares of stock upon such conversion shall be treated for all purposes as the record owner of such shares of stock as of such date.

3. Upon conversion of this Note in full or the payment of the amounts specified in this Note, Company shall be forever released from all its obligations and liabilities under this Note and this

Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

4. The Company may not prepay the outstanding principal balance and accrued interest on this Note prior to the Maturity Date without the written consent of the Majority Lenders. If any payment on this Note shall become due on a Saturday, Sunday, or a public holiday under the laws of the State of New York, such payment shall be made on the next succeeding business day.

5. This Note does not by itself entitle the Lender to any voting rights or other rights as a stockholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Lender, shall cause the Lender to be a stockholder of the Company for any purpose.

6. If the Lender obtains any payment (whether voluntary, involuntary, by application of offset or otherwise) of principal, interest or other amount with respect to this Note in excess of the Lender's *pro rata* share of such payments obtained by all of the Lenders, then, by acceptance of this Note, the Lender agrees to distribute such excess to the other Lenders in amounts sufficient (to the extent such excess permits) to cause all of the Lenders to receive their respective *pro rata* shares of any payment of principal, interest or other amount with respect to the Notes.

7. This Note, and all matters arising directly and indirectly herefrom (the "***Covered Matters***"), shall be governed and construed in all respects by the laws of the State of New York as such laws are applied to agreements between parties in the State of New York and to be performed entirely within New York. The Company and Lender irrevocably submit to the exclusive personal jurisdiction of the State and Federal courts located in the county of New York in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of the Covered Matters. The Company and Lender irrevocably consent to the laying of venue in such court and waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

8. The indebtedness represented by this Note is unsecured and subordinate in right of payment to all current indebtedness of the Company to banks and other financial institutions.

9. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Majority Lenders.

  IN WITNESS WHEREOF, the Company has caused this Note to be executed by its duly authorized officer as of ___[EFFECTIVE DATE]_____.

      EVOLUTION SPIRITS, INC.

      By: ___*Founder Signature*___
      Name: Ian Crystal
      Title: CEO